April 17, 2014

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

RE:	Global Clean Energy Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Form 10-Q for the Quarter Ended September 30, 2013
Filed November 7, 2013
Form 8-K furnished May 30, 2013
Response dated April 03, 2014
File No. 000-12627

Dear Ms. Claire Erlanger and Ms. Linda Cvrkel:

This letter is in response to the Staff’s letter of comments, dated April 03, 2014, to Global Clean Energy Holdings, Inc. (the “Company”) regarding additional comments to the Company’s above-referenced report (the “Form 10-K”, Form 10-Q and Form 8-K).   Our responses correspond to the numbers you placed adjacent to your comments.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 27

1.
We note from your response to our prior comment 1 that you have proposed to revise your disclosure in the Critical Accounting Policies section of MD&A in the future to include certain assumptions used in your impairment analysis. Please explain to us why you believe it is appropriate to use a growth rate of 43% when estimating future cash flows.

Long Beach, CA, USA                                                                                     Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065

2.
The Company utilized a growth rate of 43% based on its managements’ view of projected revenue increase. We project revenue will be generated from the number of acres planted with Camelina, in our newly acquired Sustainable Oils business, plus the revenue generated from our maturing Mexican Jatropha farms.  As the Jatropha trees that we previously planted mature, our harvests of Jatropha seeds will increase, generating future revenues.

Also, please explain how you determined the discount rate of 50% that is used for purposes of determining discounted cash flows.

The Company utilized 50% as our discount/probability rate considering we are more than 25% through the year and are still seeking funding for the Camelina business.  We are trying to keep our projected cash flows conservative and in-line with the probability of generating future revenues.  Therefore, we feel the 50% discount/probability rate properly reflects our view of future revenue.

Form 10-Q for the Quarter Ended September 30, 2013

3.
We note from your response to our prior comment 5 that the gain on forgiveness of debt was netted in your calculations for the loss on sale of investment as the debt would not have been forgiven if the investment has not been sold. However, regardless of the fact that you indicate that the debt forgiveness was conditional upon the sale of the investment, we believe that the gain on debt forgiveness should be presented separately on the face of the income statement from the loss on the sale of the investment. The gain on debt forgiveness is appropriately presented as non-operating income (expense), however the loss on sale of investment should be presented as part of operating income/loss. Please revise your financial statements accordingly.

We respectfully maintain our opinion with the original position that the net accounting related to the loss from the sale of our land in Belize accurately and properly reflects the situation.   The sale of the land and the reduction in the notes payables are directly related and should not be shown separately on the face of the financials statement.  We believe this because:

1)	The land in Belize was sold at a loss due to the Company’s and the former partner’s urgent desire to close the transaction quickly.

2)	The former partners only agreed to reduction in the outstanding notes payables balances, and the related accrued interest if, and only if, the

Long Beach, CA, USA                                                                                     Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065

3)
Company sold the land quickly.  If we did not sell the land, we would have been required to maintain the remaining outstanding balances.  Therefore, without the sale of the land, we would not have recognized a gain from the relieving of debt.

Therefore, we maintain our original opinion that the transactions are completely inter-related and should not be divided into two separate components on the financial statement.

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 641-4234, ext 7107.

Sincerely,

/S/  Richard Palmer

Richard Palmer, Chief Executive Officer
Global Clean Energy Holdings, Inc.

Cc:          Mr. David Walker
Mr. Ross Youngberg, CPA
Mr. Istvan Benko, Esq.
Ms. Donna Reilly, CPA

Long Beach, CA, USA                                                                                   Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065